10026961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 23 2010
Washington, DC
110

SEC FILE NUMBER
8-53371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H & L EQUITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 PEACHTREE STREET, NE, 100 COLONY SQUARE, SUITE 2120
(No. and Street)

ATLANTA	GEORGIA	30361-6206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHYLLIS J. BECK 404-892-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT S. BLAD, CPA (ROBERT S. BLAD, P.C.)
(Name – *if individual, state last, first, middle name*)

1832 INDEPENDENCE SQUARE, SUITE A, DUNWOODY, GEORGIA 30338
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/8/2010

OATH OR AFFIRMATION

I, PHYLLIS J. BECK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H & L EQUITIES, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Phyllis J Beck
Signature

General Securities Prin
Title

Mary L. Crace
Notary Public

MARY L. CRACE
NOTARY PUBLIC
Fulton County
State of Georgia
My Comm. Expires September 20, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H & L EQUITIES, LLC

TABLE OF CONTENTS

Robert S.
Blad, P.C.

Certified Public Accountant

Member of:
American Institute of Certified Public Accountants
Georgia Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members of
H & L Equities, LLC
Atlanta, Georgia

I have audited the accompanying statements of financial condition of H & L Equities, LLC, as of December 31, 2009 and 2008, and the related statements of operations and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H & L Equities, LLC, as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1,2,3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Robert S Blad, P.C.

February 6, 2010
Dunwoody, Georgia

1832 INDEPENDENCE SQUARE • SUITE A • DUNWOODY, GA 30338 • (770) 512-7600 FAX (770) 512-0507

H & L EQUITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

	As of December 31, 2009	As of December 31, 2008
ASSETS		
CURRENT:		
Cash	$ 37,360	$ 41,857
Commissions receivable	37,500	11,900
Prepaids	1,942	905
	$ 76,802	$ 54,662
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Commissions payable	$ 22,500	$ 7,140
MEMBERS' EQUITY	54,302	47,522
	$ 76,802	$ 54,662

See accompanying notes to financial statements

H & L EQUITIES, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

	Year Ended December 31,	
	2009	2008
REVENUES:		
Commissions (Note 2)	$ 483,155	$ 884,363
EXPENSES:		
Commissions	289,893	530,618
Overhead (Note 2)	4,160	3,828
Professional fee	9,104	5,344
Licenses and registration fee	6,128	6,174
Insurance	327	1,164
Other	4,455	5,118
TOTAL EXPENSES	(314,067)	(552,246)
OTHER INCOME	92	528
NET INCOME	169,180	332,645
DISTRIBUTIONS	(162,400)	(362,000)
MEMBERS' EQUITY, beginning of year	47,522	76,877
MEMBERS' EQUITY, end of year	$ 54,302	$ 47,522

See accompanying notes to financial statements

H & L EQUITIES, LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 169,180	$ 332,645
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in assets and liabilities:		
Receivables	(25,600)	89,295
Prepaids	(1,037)	(43)
Commissions payable	15,360	(61,077)
Net cash flows from operating activities	157,903	360,820
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member distributions	(162,400)	(362,000)
INCREASE (DECREASE) IN CASH	(4,497)	(1,180)
CASH, beginning of year	41,857	43,037
CASH, end of year	$ 37,360	$ 41,857

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

ORGANIZATION

The Company, formed on May 30, 2001, operates as a broker-dealer in the private placements of securities. The Company is registered with the Securities and Exchange Commission ("SEC"); the Financial Industry Regulatory Authority ("FINRA"); and the states of Georgia, Florida, South Carolina, Tennessee, North Carolina, Maryland, Oklahoma, Pennsylvania, Texas and Virginia Securities Commissions. Pursuant to this registration, the Company must maintain a minimum Net Capital, as defined by Rule 15c3-1 of the Securities Exchange Act of 1934, of $5,000 and is not authorized to hold securities or funds for customers.

INCOME TAXES

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

REVENUE RECOGNITION

Commission income and the related expense are recorded when the security is purchased or sold.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. In 2009 and 2008, the Company made no income tax or interest payments.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires reliance on accounting information based on estimates which may or may not come true in the near future.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (Concluded)

SUBSEQUENT EVENTS

Subsequent events have been evaluated through the report date, which is the date the financials were available to be issued.

NOTE 2 - RELATED PARTY TRANSACTIONS

Overhead expense reflects amounts paid to an affiliate for the Company's share of overhead expenses in accordance with an expense sharing agreement.

For 2009 and 2008, all of commissions income related to commissions earned on offerings of shares in various Real Estate Investment Trusts (REITS) administrated by an affiliate.

H & L EQUITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to rule 15c3-1 of the
Securities Exchange Act of 1934)

DECEMBER 31, 2009

Total members' equity from the balance sheet	$ 54,302
Less non-allowable assets:	
Prepaids	(1,942)
Commissions receivable*	(15,000)
Haircut	(507)
Net Capital	$ 36,853

* allowable to extent of related commissions payable

H & L EQUITIES, LLC

RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to rule 17a-5(d)(4) of the
Securities Exchange Act of 1934)

DECEMBER 31, 2009

	Reported In Unaudited Part II A Focus Report	Difference	Reported In Audited Financial Statement
Total members' equity from the balance sheet	$ 54,302	$ -	$ 54,302
Less non allowable assets	(16,942)	-	(16,942)
Haircut	(507)	-	(507)
Net Capital	$ 36,853	$ -	$ 36,853

H & L EQUITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC NET CAPITAL REQUIREMENT
(Pursuant to rule 15c3-1 of the Securities Exchange Act of 1934)

DECEMBER 31, 2009

Aggregate Indebtedness	
Commissions payable	$ 22,500
Total Aggregate Indebtedness	$ 22,500
Total Aggregate Indebtedness to Net Capital	.611 to 1
Basic Net Capital Requirement	
Minimum Net Capital requirement	$ 5,000
Net Capital - SCHEDULE 1	$ 36,853
Excess Net Capital	$ 31,853

SCHEDULE 4

H & L EQUITIES, LLC

STATEMENT OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3 AND STATEMENT OF SUBORDINATED LIABILITIES

YEAR ENDED DECEMBER 31, 2009

STATEMENT OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3

The Company is exempt from compliance with rule 15c3-3. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the period of inception through December 31, 2009.

STATEMENT OF SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to the claims of general creditors as of December 31, 2009.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members of
H & L Equities, LLC
Atlanta, Georgia

In planning and performing my audit of the financial statements and supplemental schedules of H & L Equities, LLC, for the year ended December 31, 2009, I considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of H & L Equities, LLC's internal control. Accordingly, I do not express an opinion on the effectiveness of the Organization's internal control.

As required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives in rule 17a-5(g) in making periodic computations of Aggregate Indebtedness and Net Capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE
(CONTINUED)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. I consider the following deficiency in internal controls to be a significant deficiency.

There is an inherent, inadequate segregation of duties, due to the small nature of the Company.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis. My consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, I believe the significant deficiency described above is not a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objective.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE
(CONCLUDED)

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Robert J Beard, P. C.

February 6, 2010
Dunwoody, Georgia

H & L EQUITIES, LLC

AUDITED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

Robert S. Blad, P.C.